April 13, 2011

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Partners, Inc.

 (File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer on April 4, 2011, for Post-Effective Amendment No. 50 filed on or about February 10, 2011, to the Registration Statement on Form N-1A for ING Partners, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.

Comment:         The Staff requested that the Registrant confirm that the derivatives disclosure for each portfolio describes the specific derivative instruments, and their related risks, that the portfolio will use to achieve its investment objective. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:         The Registrant confirms that the principal investment strategies for those portfolios that invest in derivatives reflect the purpose(s) of their use in the portfolios’ principal investment strategies and the Registrant confirms that the appropriate applicable related risks have also been included. The Registrant believes that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

2.

Comment:         The Staff also advised the Registrant that within 15 days of effectiveness of the annual update to the registration statement, it must file an exhibit to the registration statement that provides an electronically tagged risk/return summary for the prospectuses.

Response:         The Registrant will make the required XBRL filing within 15 business days of the effective date of Post-Effective Amendment No. 51, which is April 29, 2011.

Mr. Jeffrey Foor

Securities and Exchange Commission

April 13, 2011

3.	Comment: The Staff requested that negative performance use a negative sign rather than a parenthetical.

Response:        The Registrant is taking this request under consideration but was not able to coordinate the different technologies in use for our content management system, accounting system and XBRL.

4.	Comment: The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:        The Registrant appreciates the comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

5.	Comment: The Staff requested that the inception date column be removed from the performance table and that the information be included as a parenthetical to the name of each class.

Response:        The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

Fund Specific Comments

ING Fidelity Master/Feeder Portfolios

6.

Comment:        The Staff requested that the introductory paragraph of the “Principal Risks” section be revised to facilitate understanding on the part of an investor as it is too long. The Staff requested the Registrant consider disclosing these risks under a heading such as Master-Feeder Structure, and organize the disclosure into shorter paragraphs.

Response:        The Registrant believes that there are certain risks that are inherent in a master feeder structure and that these risks should not be confused with the risks of the fund’s investment style. Therefore, the Registrant believes that the placement in the introductory paragraph of the risks is the proper place for this disclosure.

ING Solution Portfolios and ING Index Solution Portfolios

7.	Comment: The Staff requested that disclosure be added to the portfolios’ principal investment strategies that each Portfolio is managed as a “fund-of-funds.”

Response:        The Prospectus states in the first sentence of the Portfolio’s principal investment strategies states that the Portfolio pursues its investment objective by investing in other mutual funds.

Mr. Jeffrey Foor

Securities and Exchange Commission

April 13, 2011

8.

Comment:        With respect to the sections entitled “Combination with ING Solution Income Portfolio,” and “Combination with ING Index Solution Income Portfolio,” the Staff requested that the Registrant include disclosure as to whether shareholders of those target date funds referenced should expect to incur any transaction or brokerage costs in connection with these fund mergers.

Response:        At the time of any merger between the target date funds and the ING Solution Income Portfolio, it is anticipated that portfolio holdings of the merging funds will be substantially similar to the portfolio holdings of the ING Solution Income Portfolio. However, the amount of transaction and/or brokerage costs incurred in connection with any merger will depend largely on market conditions and actually portfolio allocations at that time. Consequently, disclosure about projected costs would be speculative at this time.

ING Index Solution Portfolios Only

9.

Comment:        The Staff requested that the Registrant remove the statement as to providing 60 days notice to changes in the portfolios’ investment policies and that this is not permitted or required by the Form in the Summary section.

Response:        The Registrant appreciates the Staff’s comment, but the Registrant believes that the Rule 35d-1 disclosure is an important part of the portfolios’ “Principal Investment Strategies.”

ING Solution Portfolios Only

10.

Comment:        With respect to the portfolios’ “Principal Investment Strategies,” the Staff requested that the Registrant define the terms “traditional and non-traditional asset classes” as well as “alternative strategies.”

Response:        The Registrant has revised the disclosure as requested.

ING Columbia Small Cap Value Portfolio

11.

Comment:        The Staff requested that the Registrant remove the statement as to providing 60 days notice to changes in the portfolio’s investment policies and that this is not permitted or required by the Form in the Summary section.

Response:        The Registrant appreciates the Staff’s comment, but the Registrant believes that the Rule 35d-1 disclosure is an important part of the portfolio’s “Principal Investment Strategies.”

Mr. Jeffrey Foor

Securities and Exchange Commission

April 13, 2011

12.

Comment:        The Staff requested that the Registrant revise the portfolio’s 80% test disclosure in the “Principal Investment Strategies” section to reflect that the referenced index refers to the small cap value segment of the U.S. equity universe as described on page 93.

Response:        The Registrant has revised the disclosure as requested.

13.	Comment: The Staff requested that the Registrant include the market cap range for the Russell 2000® Value Index as of a recent date.

Response:        The Registrant has included the above referenced market cap range as of December 31, 2010.

ING Oppenheimer Global Portfolio

14.

Comment:        The Staff noted that a portion of the portfolio’s “Principal Investment Strategies” contains disclosure which describes the risks of growth stock investing. The Staff requested that the Registrant remove this disclosure and instead include a description of these risks under “Principal Risks.”

Response:        The Registrant has removed the disclosure as requested from the Portfolio’s “Principal Investment Strategies” and has included “Growth Investing” risk to the Portfolio’s “Principal Risks” section.

ING Thornburg Value Portfolio

15.	Comment: The Staff requested that the Registrant clarify the added disclosure “those emerging franchises when these issues are value priced” found in the portfolio’s “Principal Investment Strategies.”

Response:        The Registrant has included disclosure to the Portfolio’s “Principal Investment Strategies” to clarify this statement.

Performance of a Similarly Managed Mutual Fund

16.

Comment:        The Staff requested that the Registrant confirm the disclosure in the first sentence of this section that the comparable fund is sold on a retail basis to the public as well as through variable products. Additionally, the Staff requested that the Registrant confirm that there are no other funds or private accounts managed by the adviser with substantially similar objectives, policies or strategies. If there are accounts or funds of this type, those returns must be reflected as well.

Response:        The Registrant has confirmed that the comparable fund is sold on a retail basis directly to the public as well through variable products. The Registrant has also confirmed that there are no other funds or private accounts managed by the adviser with substantially similar objectives, policies or strategies.

Mr. Jeffrey Foor

Securities and Exchange Commission

April 13, 2011

17.	Comment: The Staff requested that the Registrant remove from the total returns table on page 85 the parenthetical “(Comparable to ING Global Bond Fund.)”

Response:        The Registrant has removed the disclosure as requested.

18.

Comment:        The Staff noted to the Registrant that the standard for showing this type of performance is “substantially similar,” so, if this representation can be made, please insert the term “similar” after “substantially” in the first sentence.

Response:        The Registrant has revised the disclosure.

Index Descriptions

19.

Comment:        With respect to the Russell 2500TM Value Index, the Staff requested that the Registrant explain the reference to Russell 2500 companies (i.e. are these mid-cap companies in the U.S. equity universe.)

Response:        The Russell 2500TM Value Index measures the performance of the small to mid-cap value segment of the U.S. equity universe. The Registrant has added that language to the index description.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.

Senior Vice President and Counsel

ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

April 13, 2011

VIA EDGAR

Mr. Jeffrey Foor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ING Partners, Inc.

 (File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

ING Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Counsel
ING Funds

Attachments

cc:	Jeffrey Puretz, Esq.

Dechert LP